mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance	January 11 , 2011
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 11, 2011
File No. 000-30202

Dear Mr. Mancuso,

This is in response to your comment letter dated December 17, 2010, regarding the proxy filed by mPhase Technologies, Inc. (the “Company”) on December 3, 2010. Our responses to each of your comments are as follows:

1. Only after the officers’ notes were accorded a conversion feature by a Board of Directors’ resolution in April of 2009 would they have perhaps, subject to an assessment of materiality, warranted filing as an exhibit to the next following Securities Exchange Act filing , in this instance the Form 10-K for the fiscal year ended June 30, 2009. It was our understanding following our telephone conference on November 29, 2010, with Mr. Gabriel Eckstein concerning the comment letter of November 16, 2010, that our undertaking to file copies of these notes, along with the text of the Board of Directors resolution authorizing the convertibility of those notes, as an Exhibit to our next Securities Exchange Act filing would suffice. We have, however, agreed to file the notes sooner as an amendment to our last Form 10-K.

2.                    (a)    We are amending our Form 10-K for the fiscal year ended June 30, 2010, to correct our disclosure with regard to the amounts of private placements effected during that year, as follows:

During the fiscal year ended June 30, 2010, the Company received $225,000 of net proceeds from the issuance of 30,666,667 shares of common stock in private placements with accredited investors effected pursuant to Rule 506 of Regulation D under the Securities Act. The aggregate cost of these placements was $25,000, and Eagle Advisors acted as placement agent. All proceeds received from the financings were used by the Company for working capital needs. The dates and amounts of each placement are as follows: 6,666,667 common shares were issued on August 14, 2009; 6,666,667 common shares on August 15, 2009; 13,333,333 common shares on August 24, 2009; and two placements of 2,000,000 common shares each on March 17, 2010.

(b)    We are filing a Form D for the private placement transactions exempt due to Regulation D.

3. The conversion price should read $.0155 rather than $0.155, and the decimal point has been corrected accordingly in the third paragraph of page 20 of the proxy statement.

4. We have further expanded our disclosure with respect to reparation shares by inclusion of the following table on page 21:

mPhase Corporation Summary of Reparations Issued to Janifast, Ltd. And Microphase
Corporation; Related Parties as Defined in Item 404 of Regulation S-K
									Common Stock		Total
Related			New Investment		Prior Investment(s)				Issued for		Reparations
Party	Fiscal year								Reparations		Expense
		Date	Amount	Shares	Date	Amount	Shares	Date	Value	Shares	to Related Parties
	FYE 6-07
Janifast, Ltd.	June 30, 2007	3/31/2007	$108,000	830,769	12/31/2005	$171,000	950,000	3/31/2007	$138,462	769,231	FYE 6-07	$138,462
Sub-total Related Parties FYE June 30, 2007			$108,000	830,769		$171,000	950,000		$138,462	769,231		$138,462
	FYE 6-06
Janifast, Ltd.	June 30, 2006	12/31/2005	$171,000	950,000	12/31/2004	$200,000	1,000,000	12/31/2005	$728,434	3,931,382	FYE 6-06	$728,434
					9/16/2002	$360,000	1,500,000
					6/26/2002	$360,000	2,250,000
					12/28/2001	$360,000	1,200,000
					6/25/2001	$1,200,000	2,400,000
Sub-total Janifast, ltd FYE June 30, 2006			$171,000	950,000		$2,480,000	8,350,000		$728,434	3,931,382		$728,434
Microphase
Corporation	June 30, 2006	12/31/2005	$369,000	2,050,000	12/31/2004	$250,000	1,500,000	12/31/2005	$834,633	4,504,542	FYE 6-06	$834,633
					3/31/2003	$300,000	1,000,000
					9/16/2002	$620,000	3,033,333
					6/26/2002	$80,000	500,000
					12/28/2001	$600,000	2,000,000
					12/19/2001	$60,000	200,000
					6/25/2001	$639,000	1,278,000
Sub-total Microphase Corp. FYE June 30, 2006			$369,000	2,050,000		$2,549,000	9,511,333		$834,633	4,504,542		$834,633
Sub-total Related Parties FYE June 30, 2006			$540,000	3,000,000		$5,029,000	17,861,333		$1,563,067	8,435,924		$1,563,067
Total Reparation Information for
Related Parties From Inception To Date			$648,000	3,830,769		$5,200,000	18,811,333		$1,701,529	9,205,155		$1,701,529

The reparations described in the table were made for additional investments in the form of conversions of trade payables concurrent with and made on the same terms as private placements of equity made with accredited investors.

5. The purchase price was paid with a secured promissory note in the amount of $1,100,000, which amount was reduced immediately thereafter by a cash payment in the amount of $150,000, effectively reducing the outstanding principal amount of the note to $950,000. To clarify this, we have amended the relevant sentence in the proxy to read instead: “In payment of the purchase price for the convertible note, the Company initially received a 13.2% secured promissory note maturing on August 10, 2012 in the amount of $1,100,000, which outstanding principal amount was reduced immediately thereafter to $950,000 by receipt of a cash payment in the amount of $150,000.”

6.                   (a) The Collateral & Security Agreement with JMJ Financial is governed by Florida law and we are accordingly providing an opinion of Florida legal counsel pursuant to a request for confidential treatment with regard to the sufficiency of the description of the collateral under Chapter 679.1081 of the Florida Statutes (the "Opinion").

(b) Attached to supplement the information previously provided in our November 3, 2010, response to item 12 is a chart showing funding dates and amounts funded by JMJ Financial on each such date, as well as dates and amounts of conversions. As clearly evidenced by the information shown, conversions into common shares in each instance were effected only after a period of not less than six months had elapsed following receipt of payment in full for the convertible debentures by way of a secured full recourse note and only after discharge by payment in cash in full in respect of the number of shares issued prior to each such issuance, all in accordance with the requirements set forth in Rule 144(d)(2). Because the common shares are issued solely in exchange for the convertible debentures, the common shares are deemed under Rule 144(d)(3)(ii) to have been acquired at the same time as the securities surrendered for conversion. Based on these facts and information and representations otherwise available to it, as noted in our prior response, the Company is assured at the time it issues the common shares upon conversion of the convertible debenture that subsequent sales of those shares will not contravene section 5 of the Securities Act of 1933, as amended, and it does not monitor, nor is it capable of monitoring, the individual subsequent trades by JMJ Financial.

(c) We are submitting an application for confidential treatment of certain portions of the Exhibit at issue pursuant to Rule 24b-2 of the Securities Exchange Act.

(d) Arrangement #2 with JMJ Financial has been fully paid as noted at the end of our description where we state that “effective October 25, 2010, all obligations under this arrangement have been satisfied”. The other two arrangements with JMJ Financial of the three that were referred to as having been fully paid were arrangements earlier than those described in the proxy statement as outstanding as of September 30, 2010, and, as such, are not discussed in the proxy statement.

7. We will amend our Form 10-K to specify Mr. Durando’s affiliation with PacketPort in Item 10 by adding the following to the end of the applicable paragraph: “Mr. Durando also served as president of PacketPort until his resignation in February, 2008, when PacketPort merged with Wyndstorm Corporation.”

8. We have amended the referenced language on page 40 to clarify that we have not incorporated by reference those documents provided as additional information as follows:

Although not incorporated by reference into this Proxy Statement, a copy of our Forms 10-K, as amended, for our fiscal years ended June 30, 2009 and June 30, 2010 is being provided to all shareholders for their additional information.

9. Because the documents representing Arrangements #3 and #4 with JMJ Financial are substantially identical except with respect to the dates of execution, which we have clearly identified, we thought a single exhibit adequate for disclosure purposes, but are filing the documents as two separate exhibits in our new Amendment No.6 to Form 10-Q for the period ended December 30, 2009 that is being filed concurrently.

In connection with the foregoing, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.

Table of JMJ Conversions

Face Amount of	Original Issue DiscountInterest Rate	Total Interest		Execution and Issuance	Maturity Date	Total Convertible
Convertible Instrument				Date		Amount

$1,870,000	$170,000	12%	$224,400	10-Aug-09	10-Aug-12	$2,094,400

Funding Dates	Amount Funded	Amount "Earned"	Conversion Date	Amount Converted	Shares Issued
	(Cash)	Non-Cash

19-Aug-09	$250,000	$25,000
11-Feb-10	$300,000	$30,000
03-Mar-10	$100,000	$10,000
15-Mar-10	$400,000	$40,000
30-Mar-10	$100,000	$10,000
15-Apr-10	$300,000	$30,000
29-Apr-10	$100,000	$10,000
14-Jun-10	$100,000	$10,000
29-Jun-10	$50,000	$5,000

			23-Feb-10	$157,500	10,000,000
			26-Feb-10	$392,500	24,920,635
			23-Mar-10	$157,500	10,000,000
			30-Mar-10	$225,000	15,000,000
			19-Apr-10	$169,875	15,000,000
			29-Apr-10	$226,500	20,000,000
			16-Jul-10	$28,125	3,000,000
			23-Jul-10	$49,125	5,000,000
			29-Jul-10	$78,600	8,000,000
			30-Aug-10	$63,000	7,000,000
			31-Aug-10	$90,000	10,000,000
			13-Sep-10	$45,000	5,000,000
			17-Sep-10	$47,438	5,500,000
			22-Sep-10	$44,550	5,400,000
			29-Sep-10	$39,750	5,300,000
			05-Oct-10	$55,125	7,500,000
			12-Oct-10	$30,188	4,472,223